UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)  January 21, 2015

PACIFIC PREMIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	0-22193	33-0743196
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

17901 Von Karman Avenue, Suite 1200, Irvine, CA	92614
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code  (949) 864-8000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02           RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 21, 2015, Pacific Premier Bancorp, Inc. (PPBI) issued a press release setting forth PPBI’s fourth quarter 2014 unaudited financial results.  A copy of PPBI’s press release is attached hereto as Exhibit 99.1 and hereby incorporated by reference.

The information furnished under Item 2.02 and Item 9.01 of this Current Report on Form 8-K, including the exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liabilities under that Section, nor shall it be deemed incorporated by reference in any registration statement or other filings of PPBI under the Securities Act of 1933, as amended, except as shall be set forth by specific reference in such filing.

ITEM 8.01.          OTHER EVENTS

The only information contained in this Form 8-K being filed for the purposes of Rule 425 under the Securities Act is the information relating solely to the proposed merger between Pacific Premier Bank and Independence Bank contained in the press release furnished herewith as Exhibit 99.1 and being filed under this Item 8.01.

ITEM 9.01           FINANCIAL STATEMENTS AND EXHIBITS

99.1                        Press Release dated January 21, 2015 with respect to the Registrant’s unaudited financial results for the fourth quarter and year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC PREMIER BANCORP, INC.

Dated:	January 21, 2015	By:	/s/ STEVE GARDNER
Steve Gardner
President and Chief Executive Officer